Exhibit 99.1

Renalytix AI plc

(“RenalytixAI” or the “Company”)

Result of AGM

Renalytix AI plc (LSE: RENX) (NASDAQ: RNLX), an artificial intelligence-enabled in vitro diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and advance value-based care, announces that at the Annual General Meeting (“AGM”) held earlier today, all resolutions were duly passed.

The results of the AGM are detailed below:

	Votes in Favour (% of votes cast)		Votes against (% of votes cast)		Votes withheld
Resolution 1	42,245,505 (91.38%	)	3,986,275 (8.62%	)	2,569
Resolution 2	41,548,352 (89.87%	)	4,685,392 (10.13%	)	605
Resolution 3	46,228,154 (99.99%	)	1,526 (0.01%	)	4,669
Resolution 4	46,190,220 (99.91%	)	43,624 (0.09%	)	505
Resolution 5	46,071,032 (99.66%	)	157,813 (0.34%	)	5,504
Resolution 6	46,095,710 (99.73%	)	127,083 (0.27%	)	11,556
Resolution 7	45,551,130 (99.88%	)	54,530 (0.12%	)	628,689

Enquiries:

Renalytix AI plc	www.renalytixai.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

About Kidney Disease

Kidney disease is now recognized as a public health epidemic affecting over 850 million people globally. The Centers for Disease Control and Prevention (CDC) estimates that 15% of US adults, or 37 million people, currently have chronic kidney disease (CKD). Further, the CDC reports that 9 out of 10 adults with CKD do not know they have it and 1 out of 2 people with very low kidney function who are not on dialysis do not know they have CKD*. Kidney disease is referred to as a “silent killer” because it often has no symptoms and can go undetected until a very advanced stage. Each year kidney disease kills more people than breast and prostate cancer. Every day, 13 patients in the United States die while waiting for a kidney transplant.

* https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html

About RenalytixAI

RenalytixAI is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. RenalytixAI’s products are being designed to make significant improvements in kidney disease diagnosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery. For more information, visit www.renalytixai.com.